 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No.333-155396) on Form S-8 of Ashland Inc. of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of the Hercules Incorporated Savings and Investment Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year) and line 4j-schedule of reportable transactions as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Hercules Incorporated Savings and Investment Plan.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 24, 2009